SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2002.

or

X	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from December 30, 2002 to December 31, 2002.

Commission File Number 333-87529

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION SALARIED SAVINGS PLAN

FINANCIAL STATEMENTS
TABLE OF CONTENTS
Page

Independent Auditors' Report	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and December 30, 2002	3

Statement of Changes in Net Assets Available for Benefits for the Period December 31, 2002 through December 31, 2002	4

Notes to Financial Statements	5 - 10

Supplemental Schedule as of December 31, 2002:

Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at Year End)	11

INDEPENDENT AUDITORS' REPORT

To the Organization, Compensation, and Nominating Committee of the
Board of Directors of Dominion Resources, Inc.

We have audited the accompanying statements of net assets available for benefits of the Dominion Salaried Savings Plan (formerly Dominion Resources, Inc. Employee Savings Plan) (the Plan) as of December 31, 2002 and December 30, 2002, and the related statement of changes in net assets available for benefits for the one day ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and December 30, 2002, and the changes in net assets available for benefits for the one day ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 13, 2003

DOMINION SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31, 2002	December 30, 2002
Assets:

Investments	$ 1,129,695,651	$ 1,130,939,734

Receivables:
Income and Other	976,098	897,686

Total Assets	1,130,671,749	1,131,837,420

Liabilities:

Administrative Expenses Payable	14,576	14,576
Payables for Investments Purchased	572,791	723,590
Other	958,446	796,474
Total Liabilities	1,545,813	1,534,640

Net Assets Available for Benefits	$ 1,129,125,936	$ 1,130,302,780

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Period December 31, 2002 through December 31, 2002
Additions:
Investment Income:
Net Depreciation in Fair Value of Investments	$ (1,086,149)
Income from Master Trust	--
Total Investment Income	(1,086,149)

Contributions:
Participants	--
Participating Companies	97,409
Total Additions	(988,740)

Deductions:
Benefits Paid to Participants	188,104
Administrative Expenses	--
Total Deductions	188,104

Net Decrease	(1,176,844)

Net Assets Available For Benefits:
Beginning of Period	1,130,302,780

End of Period	$ 1,129,125,936

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Dominion Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering all salaried employees of the Participating Companies (see Note 1.d) who are age 18 or older. Dominion Resources, Inc. (Dominion) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS - A maximum of 50% of the participant's eligible earnings and 35% of highly compensated employee's eligible earnings can be invested in the Plan. Of the 35%, up to 15% can be invested on a tax-deferred basis for highly compensated employees. Participating Companies contribute a matching amount equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion Common Stock. Contributions are subject to certain Internal Revenue Code limitations. Effective January 1, 2001, the Participating Companies' matching contribution was increased to 66.7% of each participant's contributions, not to exceed 4% of participant's eligible earnings, for employees who have 20 or more years of service with Dominion or its subsidiaries.

c. PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies' contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried employees subject to approval of the Dominion Board of Directors.

e. VESTING - Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Participating Companies' matching contributions and earnings after three years of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Participating Companies' contributions.

            f. INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct employee contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds.

        The Plan provides for employee contributions to be invested in the following:

                              Dominion Stock Fund

Interest in Master Trust:

Certus Stable Value Fund (Certus Fund)
Dresdner Large Cap Growth Fund (Dresdner Fund)

Mutual Funds:

Small Cap Value Fund
Small Cap Growth Fund
Euro Pacific Growth Fund
Real Estate Fund

      Common/Collective Trust:

Wilshire 4500 Index Fund
EB Mellon Total Return Fund
Mellon S & P 500 Index Daily Fund
Conservative Balanced Fund
Moderate Balanced Fund
Growth Balanced Fund
Large Cap Value Fund

Company Contributions: Participating Company matching contributions are automatically contributed into the Dominion Stock Fund. However, participants may transfer 100% of the value of their Company Match Account into another investment option at anytime.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a monthly basis. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 31, 2002 and December 30, 2002.

                      i. FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in                       their Dominion Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - The investments of the fund are stated at fair value based on the closing sales prices reported on the New York Stock Exchange on the last business day of the year.

(2) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(4) Investment in Certus Fund - The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(5) Investment in Dresdner Fund - Investments in the Dresdner Fund are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

c. INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2002 and December 30, 2002, are investments in Dominion Common Stock amounting to $449 million and $452 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2002		December 31, 2002
Dominion Common Stock	$ 271,848,106	*	$ 273,185,792	*
Dominion Common Stock	177,604,415		178,651,709
Interest in Certus Fund	314,650,287		314,669,653
Mellon S&P 500 Index Daily Fund	105,458,309		105,386,039

* Nonparticipant-directed

During the one-day period ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold) depreciated in value by $1,086,149 as follows:

Investments at Fair Value:
Mutual Funds	$ 741,713
Dominion Common Stock	(2,185,915)

Investments at Estimated Fair Value:
Common/Collective Trust Funds	358,053

Total	(1,086,149)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2002	December 30, 2002
Net Assets:
Investments:
Dominion Common Stock	$ 271,848,106	$ 273,185,792
Common/Collective Trusts	312,089	251,749
Total Investments	272,160,195	273,437,541

Receivables:
Interest	1,750	1,764
Securities Sold	48,329	134,525
Total Receivables	50,079	136,289

Total Assets	272,210,274	273,573,830

Liabilities - Payables for Investments Purchased	230,297	210,155

Net Assets Available for Benefits	$ 271,979,977	$ 273,363,675

Period December 31, 2002 Through December 31, 2002
Changes in Net Assets:
Net Depreciation in Fair Value of Investments	$ (1,299,386)
Interest	--
Contributions	--
Benefits Paid to Participants	(2,146)
Administrative Expenses	--
Transfers to Participant-Directed Investments	(1,485)
Transfers of Participants' Assets to Other Plans	(80,681)

Net Decrease in Net Assets	$ (1,383,698)

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. PLAN INTEREST IN THE DOMINION AND CONSOLIDATED NATURAL GAS COMPANY (CNG) MASTER TRUSTS

The Plan's investments are in a Master Trust which was established for the investment of assets for the Plan and other Dominion sponsored plans (employee savings plans of Dominion and its subsidiaries). The assets of the Master Trust are held by Mellon Bank, N.A. As of December 31, 2002 and December 30, 2002, the assets of the Master Trust were separately maintained by each Dominion sponsored plan, with the exception of the Certus Fund and the Dresdner Fund.

Certus Fund - At December 31, 2002 and December 30, 2002, the Plan's interest in the net assets of the Certus Fund was approximately 61%. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments in the Certus Fund:

	December 31, 2002	December 30, 2002

Guaranteed Investment Contracts (contract value)	$ 485,616,190	$ 485,616,190
Short-term Investment Fund (estimated fair value)	26,508,803	26,508,803
Cash	794,889	794,889
Interest Receivable	5,711,632	5,711,632

Total	$ 518,631,514	$ 518,631,514

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2002 and December 30, 2002 was $545,258,801. The average yield of assets on December 31, 2002 and December 30, 2002 was estimated at 5.77%. Average duration of investment contracts within the Certus Fund was 2.82 years at both December 31, 2002 and December 30, 2002. The crediting interest rates used to determine fair value for the contracts as of December 31, 2002 ranged from 3.27% to 8.33%.

Dresdner Fund - At both December 31, 2002 and December 30, 2002, the Plan's interest in the net assets of the Dresdner Fund Master Trust was approximately 88%. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments in the Dresdner Fund Master Trust:

	December 31, 2002	December 30, 2002

Dresdner Fund	$ 31,906,649	$ 31,906,649
Total	$ 31,906,649	$ 31,906,649

7. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the Internal Revenue Code and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the Internal Revenue Code, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on December 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, Dominion believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

8. CHANGE OF PLAN YEAR

Effective December 31, 2002, the plan was changed to a calendar year plan.

DOMINION SALARIED SAVINGS PLAN

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
FORM 5500, SCHEDULE H, Item 4(i): SCHEDULE OF ASSETS (HELD AT YEAR END)

Description	Cost	Current Value

Dominion Resources, Inc. Common Stock*	$ 371,423,194	$ 449,452,521

Interest in Master Trust
Dresdner Large Cap Growth Fund	19,661,422	27,991,144
Certus Stable Value Fund	267,036,830	314,650,287

	286,698,252	342,641,431

Common/Collective Trusts
TBC Inc. Pooled Employee Fund - Daily Liquidity	1,442,649	1,442,649
Capital Guardian Balanced - Aggressive Growth	16,523,568	14,455,504
Capital Guardian Balanced - Conservative	4,272,722	4,369,434
Capital Guardian Balanced - Moderate	46,245,780	41,885,081
Large Cap Value Fund	11,130,624	8,940,789
Wilshire 4500 Index Fund	7,429,711	6,259,319
EB Mellon Total Return Fund	16,615,291	18,090,151
Mellon S&P 500 Index Daily Fund	147,021,045	105,458,309

	250,681,390	200,901,236

Mutual Funds
Real Estate Fund	8,882,579	8,080,101
Small Cap Value Fund	57,155,889	53,567,350
Small Cap Growth Fund	47,164,317	31,423,905
Euro Pacific Growth Fund	31,010,478	24,699,110
	144,213,263	117,770,466

Loans to Participants	18,929,997	18,929,997

Total Assets Held for Investment	$ 1,071,946,096	$ 1,129,695,651

* Permitted party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION SALARIED SAVINGS PLAN (name of plan)

Date: June 23, 2003	/s/ Anthony E. Manning
Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee